1933 ACT FILE NO.: 333-
                                                   1940 ACT FILE NO.:  811-22719
                                                                CIK NO.: 1656964
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6

                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

A.  Exact name of trust      TSC UITS 20

B.  Name of depositor:       TSC DISTRIBUTORS, LLC

C.  Complete address of depositor's principal executive offices:

                            10 High Street, Suite 701
                           Boston, Massachusetts 02110

D.  Name and complete address of agent for service:

                                                 WITH A COPY TO:

         Jerome A. Vainisi                      Scott R. Anderson
       TSC DISTRIBUTORS, LLC                 CHAPMAN AND CUTLER LLP
     10 High Street, Suite 701                111 W. Monroe Street
          Boston, MA 02110                Chicago, Illinois  60603-4080

E. Title of securities being registered: Units of undivided beneficial interest in the trust.

F.  Approximate date of proposed public offering:

  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

[ ] Check box if it is proposed that this filing will become effective on ____________, 2016 at _____ pursuant to Rule 487.

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The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.



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                  Preliminary Prospectus Dated January 22, 2016
                  TSC Zacks Dividend Leaders Portfolio, 2Q 2016
               TSC Sabrient Earnings Advantage Portfolio, 2Q 2016
                   TSC Dow(R) Strategic 10 Portfolio, 2Q 2016
                (Unit investment trusts included in TSC UITS 20)

     The attached final prospectus for a prior TSC UITS series is hereby used as a preliminary prospectus for the above stated series. The narrative information and structure of the attached final prospectus will be substantially the same as that of the final prospectus for this series. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this series is not now available and will be different since each series has a unique portfolio. Accordingly the information contained herein with regard to the previous series should be considered as being included for informational purposes only.

     A registration statement relating to the units of this series has been filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such units may not be sold nor may an offer to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

     (Incorporated herein by reference is the final prospectus and information supplement from TSC UITS 18 (Registration No. 333-207809) as filed on
January 4, 2016, which shall be used as a preliminary prospectus for the current series of the fund.)




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                       CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement comprises the following papers and documents:

  The facing sheet
  The prospectus
  The signatures
  The consents of the initial evaluator, independent public accountants and legal counsel

The following exhibits:

1.1    Trust Agreement (to be filed by amendment).

1.1.1  Standard Terms and Conditions of Trust.  Reference is made to
       Exhibit 1.1 to the Registration Statement on Form S-6 for TSC UITS 1 (File No. 333-187971) as filed on October 8, 2013.

1.2 Certificate of Formation of TSC Distributors, LLC. Reference is made to Exhibit A(6)(a) to the Registration Statement on Form N-8B-2 for TSC UITS (File No. 811-22719) as filed on November 21, 2012.

1.3 Limited Liability Company Operating Agreement for TSC Distributors, LLC. Reference is made to Exhibit A(6)(b) to the Registration Statement on Form N-8B-2 for TSC UITS (File No. 811-22719) as filed on
       November 21, 2012.

1.5 Form of Dealer Agreement. Reference is made to Exhibit 1.5 to the Registration Statement on Form S-6 for TSC UITS 18 (File No. 333-207809) as filed on January 4, 2016.

2.2 Form of Code of Ethics. Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 for TSC UITS 1 (File No. 333-187971) as filed on October 8, 2013.

3.1 Opinion of counsel as to legality of securities being registered (to be filed by amendment).

3.2 Opinion of counsel as to the New York and Federal income tax status of securities being registered (to be filed by amendment, if applicable).

3.3 Opinion of counsel as to the Trustee and the Trust (to be filed by amendment).

4.1    Consent of evaluator (to be filed by amendment).

4.2    Consent of independent auditors (to be filed by amendment).

6.1 List of Principals and Executive Officers of TSC Distributors, LLC. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 for TSC UITS 18 (File No. 333-207809) as filed on January 4, 2016.

7.1    Powers of Attorney.


                                      S-1

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, TSC UITS 20, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on January 22, 2016.

                                TSC UITS 20


                                By TSC DISTRIBUTORS, LLC, DEPOSITOR


                                By    /s/ JEROME A. VAINISI
                                  -----------------------------
                                        Jerome A. Vainisi
                                     Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on January 22, 2016 by the following persons in the capacities indicated.

  Signature                                    Title

Jerome A. Vainisi                   CEO and CCO of TSC Distributors, LLC  )
                                    Member, TS Capital, LLC               )

Tina Singh                          Member, TS Capital, LLC               )


                                By    /s/ JEROME A. VAINISI
                                  -----------------------------
                                        Jerome A. Vainisi*
                                         Attorney in Fact

     *An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as Exhibit 7.1.


                                       S-2

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